AB 9/4

SE 08032544 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 034 052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2007 (MM/DD/YY) AND ENDING 6/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allied Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2033 6th Avenue, Suite #1009
(No. and Street)

Seattle (City) WA (State) 98121-2527 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Eskenazi (206) 441-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter Schilz & Co.
(Name – *if individual, state last, first, middle name*)

11808 Northup Way, Suite 240 (Address) Bellevue, (City) WA (State) 98005 (Zip Code)

PROCESSED
SEP 0 5 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 2 8 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

YH 9/4

OATH OR AFFIRMATION

I, David Eskenazi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allied Asset Management, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVAN L. LOEFFLER
COMMISSION EXPIRES
NOTARY PUBLIC
10-09-11
STATE OF WASHINGTON

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations and other comprehensive income
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2008

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2008

TABLE OF CONTENTS

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Allied Asset Management, Inc. as of June 30, 2008, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Asset Management, Inc. at June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

July 29, 2008

Peter Schilz & Co.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

CURRENT ASSETS		
Cash and cash equivalents		$46,336
Marketable securities		7,965
Commissions receivable		36,983
TOTAL CURRENT ASSETS		91,284
PROPERTY AND EQUIPMENT, AT COST		
Furniture and fixtures	$2,074	
Less accumulated depreciation	(2,074)	0
TOTAL ASSETS		$91,284

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued wages		$40,078
Due to affiliate (Note 4)		31,687
Accrued liabilities		819
Deferred income taxes (Note 3)		610
TOTAL CURRENT LIABILITIES		73,194
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 9)		
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 50,000 shares authorized; 500 shares issued and outstanding	$500	
Additional paid-in capital	1,000	
Retained earnings	13,046	
Accumulated other comprehensive income on marketable securities	3,544	18,090
TOTAL STOCKHOLDERS' EQUITY		18,090
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$91,284

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

YEAR ENDED JUNE 30, 2008

REVENUES	
Commissions	$311,113
Other income	35,000
Interest	122
TOTAL INCOME	346,235
EXPENSES	
Salary, officer	251,417
Pension, officer	21,000
Professional fees	19,982
Rent and parking	18,100
Taxes, payroll	10,787
Telephone	4,744
Dues and subscriptions	3,709
Postage and delivery	3,564
Auto	3,181
Office expense	2,938
Benefits, employee	2,790
Taxes, business	2,124
Licenses	1,899
TOTAL EXPENSES	346,235
NET INCOME (LOSS) BEFORE FEDERAL INCOME TAXES	0
PROVISION FOR FEDERAL INCOME TAXES	0
NET INCOME (LOSS)	0
OTHER COMPREHENSIVE INCOME (LOSS)	
Unrealized gain (loss) on investment in marketable securities, net of taxes	(806)
TOTAL COMPREHENSIVE INCOME (LOSS)	$(806)

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances, June 30, 2007	$500	$1,000	$4,350	$13,046	$18,896
Comprehensive income:					
Net income (loss)				0	0
Unrealized gain on marketable securities arising during the year			(806)		(806)
Balances, June 30, 2008	$500	$1,000	$3,544	$13,046	$18,090

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2008

INCREASE IN CASH	
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$(806)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Decrease in marketable securities	948
Increase in commissions receivable	(3,745)
Decrease in accrued wages and pension	(43,583)
Decrease in accrued liabilities	(154)
Decrease in deferred income taxes	(142)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(47,482)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	
Advances from affiliate	45,562
Payments on amount due affiliate	(58,554)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(12,992)
NET INCREASE (DECREASE) IN CASH	(60,474)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	106,810
CASH AND CASH EQUIVALENTS, END OF YEAR	$46,336

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding Allied Asset Management, Inc.'s (the Company's) financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 15, 1984 and operates as an investment brokerage house in Seattle, Washington. The Company does not hold customer funds or securities in its own accounts. All customer funds received are immediately remitted to the appropriate investment or insurance company. The Company has one employee. This employee is responsible for all accounting functions, including writing checks, making bank deposits, and recording daily sales activity.

MARKETABLE SECURITIES

The Company classifies its marketable securities as available for sale and they are carried in the financial statements at fair value. Realized gains and losses are included in earnings and unrealized holding gains and losses, net of taxes, are reported as a separate component in stockholders' equity.

COMMISSIONS RECEIVABLE

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The company utilizes the allowance method of accounting for bad debts. In the opinion of management, no allowance for doubtful accounts is required.

DEPRECIATION

Depreciation has been provided using the straight-line method over the estimated useful lives of 5 to 7 years. The Company uses accelerated methods of depreciation for federal income tax purposes.

ADVERTISING

Advertising costs are expensed as incurred.

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PENSION PLAN

The Company has a pension plan which is based on Section 408(k) of the Internal Revenue Code. It is the Company's intent to make discretionary contributions limited to the lesser of 25% of each eligible employee's compensation or $45,000. The Company has elected to make a $21,000 contribution for the year ended June 30, 2008.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest expense for the year ended June 30, 2008 was $0.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SIGNIFICANT ECONOMIC AND GROUP CONCENTRATION OF CREDIT RISK

As stated in Note 1, the Company receives commissions on behalf of customers. During the year ended June 30, 2008, no individual customer represented more than 5% of commission revenues.

As of June 30, 2008, commissions receivable totaled $36,983 and were collected within thirty days.

As of June 30, 2008, the Company has no amount in excess of the $100,000 insurance provided by a government agency.

3. INCOME TAXES

The Company accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*. On June 30, 2008, the Company had a net operating loss carryforward of $2,617 that may be used to offset future taxable income. Net deferred tax assets are to be

3. INCOME TAXES (CONTINUED)

reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Due to the fact that the Company has shown no history of generating taxable income, the Company established a valuation allowance against its deferred tax assets as of June 30, 2008. The expected tax benefit that would result from applying federal statutory tax rates to the pre-tax income differs from amounts reported in the financial statements because of this valuation allowance.

CURRENT INCOME TAXES

Cash paid for income taxes for the year ended June 30, 2007 was $0. The net operating loss carryforward available is $2,617 expiring in 2015.

DEFERRED INCOME TAXES

Deferred income taxes of $610 have been provided for the unrealized appreciation of marketable securities as of June 30, 2008.

4. RELATED PARTY TRANSACTIONS

The Company and its affiliate, AAM Insurance, Inc., have common ownership and management and share the same office. Common expenses such as rent, office supplies, and telephone are allocated based on the relative revenues of the combined companies. The Company acts as the common paymaster for the payroll and payroll taxes for the combined companies and then divides the expense using the relative revenues of the combined companies as a guide. Amount due to the affiliate at June 30, 2008 totaled $31,687. All wages are paid to the single owner/employee of the Company.

5. LEASE COMMITMENT

The Company entered into an operating lease for office space for five years effective June 1, 2008. The following is a summary of minimum rental payments under the lease. Annual rents will be adjusted based on the consumer price index.

For the years ending June 30:	
2009	$21,940
2010	22,852
2011	23,764
2012	24,676
2013	23,386
	$116,618

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital at June 30, 2008 is $17,505, which is $12,505 over the minimum required of $5,000.

7. COMPUTATION OF NET CAPITAL

Net capital pursuant to Rule 15c3-1 is computed as follows at June 30, 2008:

Stockholders' equity	$18,090
Less: Non allowable assets	
Net fixed assets	0
Add:	
Deferred income taxes	610
Net capital before haircuts on securities	18,700
Haircuts on securities; other securities	(1,195)
Net capital	17,505
Less: Required net capital	5,000
Excess net capital	$12,505

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$72,584

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$5,000
Excess net capital	$12,505
Ratio: Aggregate indebtedness to net capital	4.16 to 1

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

8. RECONCILIATION TO JUNE 30, 2008 FOCUS REPORT

NET CAPITAL

Net capital per unaudited FOCUS report at June 30, 2008	$17,505
Allowable credit not previously included	0
Audit adjustments:	
Increase in commissions receivable	2,747
Decrease in wages payable	(2,747)
Net capital as adjusted	$17,505

9. CONTINGENCIES

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

10. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to Claims of General Creditors –
- The Company has no liabilities subordinated to claims of general creditors.

Computation of Reserve Requirements pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 –
- Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information –
- Not required because gross revenues are less than $500,000.

REPORT ON INTERNAL CONTROL

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building • Suite 240
11808 Northup Way
Bellevue, Washington 98005-1959
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Allied Asset Management, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by Allied Asset Management, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange

Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Peter Schilz & Co.

July 29, 2008

END